EXHIBIT 99.1


                                                               7 February 2003


              Not for release, publication or distribution in,
                 into or from Australia, Canada or Japan.



            CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT") AND
                     OXFORD GLYCOSCIENCES PLC ("OGS")
            ---------------------------------------------------
                       PROPOSED MERGER OF CAT AND OGS
                          Merger Documents Posted

The Boards of CAT and OGS announce that the documents relating to the recommended merger of CAT and OGS were posted to shareholders yesterday.

Reasons for the Merger

The key reasons for and benefits of the Merger are detailed in the documents and are summarised below. The Merger will help both CAT and OGS to achieve their strategic goals by creating a leading European biotechnology business with greater scientific, organisational and financial resources. In particular, the Enlarged Group will have:

o a stronger and broader product portfolio, with two approved products (HumiraTM and ZavescaTM), seven additional products in clinical trials and seven pre-clinical products;

o significantly strengthened core capabilities in R&D by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and target pool and by increasing the breadth of the discovery and pre-clinical portfolios;

o both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development resulting from the combination of each Group's strengths in pre-clinical, clinical and regulatory activities;

o substantially greater financial strength, increasing the Enlarged Group's ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31
    December 2002; and

o identified cost savings based on the removal of duplicated activities in the areas of corporate overhead, R&D and real estate, which are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. Further savings are expected to result from a portfolio review to focus R&D expenditure on the highest quality projects.


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Summary of the terms of the Merger

The Merger of CAT and OGS will be effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act. The Merger is expected to complete on 31 March 2003.

o Upon completion of the Merger, and based on the current issued share capital of each company, CAT Shareholders will hold approximately
    64.3 per cent. and OGS Shareholders will hold approximately 35.7 per cent. of the issued share capital of CAT.

o At the time of the announcement of the Merger, CAT indicated that it had received non-binding letters of intent to vote in favour of the resolutions to implement the Merger from Invesco Asset Management Limited and Fidelity Investments International Limited in respect of a total of 16,021,763 OGS Shares, representing approximately 28.7 per cent. of the issued share capital of OGS.

Professor Peter Garland, Chairman of CAT, commented,

"The merger of CAT and OGS brings together two of the best funded European biotechnology businesses in a powerful combination. The proposed merger will create a significant European biotechnology company with greatly enhanced scale and scientific and clinical breadth. In addition, it represents a major step towards building an organisation with the resources and capabilities to compete with the world's leading biopharmaceutical companies. The merger is being recommended by the OGS board and we believe that it is in the best interests of both CAT and OGS shareholders."

Kirk Raab, Chairman of OGS, commented,

"Since announcing the proposed merger with CAT we have been encouraged by the positive response. Prior to agreeing the deal we reviewed thoroughly the various options available to us on the basis of what would deliver the best returns to shareholders and we determined that a merger with CAT on the proposed terms was clearly the best way forward."

The Merger is subject to the conditions set out in Part V of the Listing Particulars posted yesterday, including, amongst other things, the approval of the Merger by shareholders of both CAT and OGS, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

                                  - Ends -


Enquiries:

CAT                Tel: +44 1223 471 471  OGS              Tel: +44 1235 208 000
Peter Chambre                             David Ebsworth
John Aston                                Denis Mulhall
Rowena Gardner

Merrill Lynch      Tel: +44 20 7628 1000  Goldman Sachs    Tel: +44 20 7774 1000
Rupert Hill                               Michael Hill
Andrew Hayes                              Basil Geoghegan

Cazenove           Tel: +44 20 7588 2828  Cazenove         Tel: +44 20 7588 2828
Tony Brampton                             Julian Cazalet
Louise Littlewood                         Steve Baldwin


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Weber Shandwick  Tel: +44 20 7067 0700  Financial Dynamics Tel: +44 20 7831 3113
Square Mile                             Tim Spratt
Kevin Smith                             Melanie Toyne-Sewell
Graham Herring

BMC               Tel: +1 212 477 9007  Financial Dynamic  Te1: +1 212 850 5626
Communications                  ext.17  (US)
(US Media)                              Leslie Wolf-Creutzfeldt
Brad Miles                              Deborah Ardern Jones


Trout Group       Tel: +1 212 477 9007
(US Investors)                 ext. 15
Brandon Lewis


         *The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

         Dr Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, Inc., a competitor of CAT, and has therefore not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendation by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions of the OGS Court Meeting and the OGS EGM required to implement the Merger. All references in this announcement to the recommendation of the OGS Board should be read accordingly.

         Merrill Lynch International is acting for CAT and no one else in connection with the Merger and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Merger.

         Goldman Sachs International is acting for OGS and no one else in connection with the Merger and will not be responsible to anyone other than OGS for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Merger.

         This announcement is not an offer to sell or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction. CAT Shareholders and OGS Shareholders are advised to read carefully the formal merger documentation, which is being posted today.

         The Listing Particulars being posted today contains the definitions of terms used in this announcement.

         Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: This announcement contains statements about CAT and OGS that are or may be forward-looking statements. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) future performance in clinical trials of the product candidates that were developed using CAT's or OGS' technology; (iii) the ability of CAT or OGS and their respective collaborators to commercialise products; (iv) business and management strategies and the expansion and growth of CAT's or OGS' operations; (v) the effects of government regulation on CAT's or OGS' businesses; (vi) expansion and other development trends of CAT's or OGS' current and future customers and their industries; (vi) acquisitions, including the timing, nature, availability, location and significance of those acquisitions; (vii) costs relating to the integration of the businesses of CAT and OGS; and (viii) cost savings from the Merger.


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         These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT or OGS or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's or OGS' present and future business strategies and the environment in which CAT and OGS will operate in the future. Certain factors that could cause CAT's or OGS' results, performance or achievements to differ materially from those in the forward-looking statements are described in the "Risk factors" in Part VIII of the Listing Particulars.

         The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

         This announcement is not an offer of New CAT Shares into the United States and New CAT Shares will not be registered under the Securities Act or any US State securities laws. CAT intends to issue the New CAT Shares under the Scheme to OGS Shareholders in reliance upon exemptions from the registration requirements of the Securities Act and any US State securities laws and, as a consequence, New CAT Shares to be issued pursuant to the Scheme will not be registered under such legislation. OGS Shareholders who are or will be "affiliates" (as such term is defined under Rule 144 of the Securities Act) of OGS prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to the New CAT Shares received pursuant to the Scheme.

         In addition, no steps have been, or will be, taken to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the New CAT Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

         Both CAT and OGS have equity securities traded on the London Stock Exchange and NASDAQ. The Panel wishes to draw the attention of those market makers and broker dealers transacting in the securities of CAT and OGS to certain UK dealing disclosure requirements during the offer period pertaining to the Merger. The offer period (in accordance with the City Code, which is published and administered by the Panel) commenced on 23 January 2003.

         The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include CAT Shares, CAT ADSs, instruments convertible into CAT Shares or CAT ADSs, OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the end of the offer period.

         Disclosure should be made on an appropriate form by no later than 12 noon London time on the Business Day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service.

         The Panel requests that those market makers and broker dealers advise those of their clients who wish to deal in the relevant securities of CAT or OGS, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 20 7382 9026, fax number +44 20 7638 1554).



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